Exhibit 99.1

Company announcement – No. 38 / 2022

Zealand Pharma Announces Global License and Development Agreement with Novo Nordisk for ZEGALOGUE® (dasiglucagon)

•	Agreement includes an upfront payment, development, regulatory, manufacturing and sales-based milestones of up to DKK 290 million to Zealand in addition to high-single to low-double digit royalties on worldwide net sales

•	Zealand will be responsible for certain planned development, regulatory, and manufacturing activities to support approval outside the U.S.

•	Deal marks further execution on Zealand’s strategy to engage in commercial partnerships and prioritize R&D

Copenhagen, DK and Boston, MA, U.S. September 7, 2022 – Zealand Pharma A/S (Nasdaq: ZEAL) (CVR-no. 20045078,) a biotechnology company focused on the discovery and development of innovative peptide-based medicines, today announced it has entered into a global license and development agreement with Novo Nordisk A/S to commercialize ZEGALOGUE® (dasiglucagon) for injection.

ZEGALOGUE® is approved by the U.S. Food and Drug Administration (FDA) for the treatment of severe hypoglycemia in pediatric and adult patients with diabetes aged 6 and above.

Under the terms of the agreement, Zealand will receive an upfront payment of DKK 25 million and is eligible to receive up to DKK 45 million in near-term development, regulatory and manufacturing-based milestones. Zealand is also eligible to receive up to DKK 220 million in sales-based milestones and tiered royalties ranging from high single-digit to low double-digit percentages on worldwide net sales of ZEGALOGUE® to be marketed by Novo Nordisk. Zealand will be responsible for certain planned regulatory, development and manufacturing activities to support further development and approval outside of the U.S.

“We are extremely pleased to partner with Novo Nordisk, a global leader in diabetes, to bring Zegalogue® to many more patients around the world,” said Adam Steensberg, MD, Chief Executive Officer of Zealand Pharma. “This agreement is another important step in our strategy to establish commercial partnerships as we create and develop innovative next generation peptide therapeutics.”

“Although modern diabetes therapy has significantly reduced the occurrence of very low blood sugar levels, or hypoglycemia, for people with diabetes it remains feared and potentially serious,” said Camilla Sylvest, Executive Vice President at Novo Nordisk. “As a world leader in diabetes care, we aim to provide convenient and simple to use solutions for people with diabetes experiencing severe hypoglycemic episodes. We are therefore excited to add Zegalogue® to our portfolio of therapies.”

Zealand will retain all non-licensed intellectual property rights to the company’s other dasiglucagon development programs. Today’s news does not impact Zealand’s Financial Guidance for 2022 as reiterated in the company’s Interim Report for the second quarter and first half of 2022 announced on August 11, 2022.

About Zegalogue®

Zegalogue® (dasiglucagon) injection was approved by the U.S. FDA on March 22, 2021 for the treatment of severe hypoglycemia in people with diabetes. Zegalogue® is available in both an auto injector and a prefilled syringe for patients with diabetes age 6 or older. The approval was based on results from three pivotal trials in adults and children with diabetes, showing a median time to blood glucose recovery from severe hypoglycemia of 10 minutes following injection of 0.6 mg/0.6 mL of Zegalogue®. In these Phase 3 trial results the most common adverse events reported (≥2%) were nausea, vomiting, headache, diarrhea, and injection site pain in adults; and nausea, vomiting, headache and injection site pain in pediatric patients.

Zegalogue® launched in the U.S. in late June 2021.

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq: ZEAL) ("Zealand") is a biotechnology company focused on the discovery and development of peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market and three candidates are in late-stage development. The company has development partnerships with a number of blue-chip pharma companies as well as commercial partnerships for its marketed products.

Founded in 1998 and headquartered in Copenhagen, Denmark, Zealand has a team in the U.S. For more information about Zealand’s business and activities, please visit http://www.zealandpharma.com.

Forward-Looking Statements

This press release contains “forward-looking statements”, as that term is defined in the Private Securities Litigation Reform Act of 1995, as amended, that provide Zealand Pharma’s expectations or forecasts of future events regarding the research, development and commercialization of pharmaceutical products, the timing of the company’s clinical trials and the reporting of data therefrom and the company’s Events Anticipated in and Financial Guidance for 2022. These forward-looking statements may be identified by words such as “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “plan,” “possible,” “potential,” “will,” “would” and other words and terms of similar meaning. You should not place undue reliance on these statements, or the scientific data presented. The reader is cautioned not to rely on these forward-looking statements. Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions, which may cause actual results to differ materially from expectations set forth herein and may cause any or all of such forward-looking statements to be incorrect, and which include, but are not limited to, unexpected costs or delays in clinical trials and other development activities due to adverse safety events or otherwise; unexpected concerns that may arise from additional data, analysis or results obtained during clinical trials; our ability to successfully market both new and existing products; changes in reimbursement rules and governmental laws and related interpretation thereof; government-mandated or market-driven price decreases for our products; introduction of competing products; production problems; unexpected growth in costs and expenses; our ability to effect the strategic reorganization of our businesses in the manner planned; failure to protect and enforce our data, intellectual property and other proprietary rights and uncertainties relating to intellectual property claims and challenges; regulatory authorities may require additional information or further studies, or may reject, fail to approve or may delay approval of our drug candidates or expansion of product labeling; failure to obtain regulatory approvals in other jurisdictions; exposure to product liability and other claims; interest rate and currency exchange rate fluctuations; unexpected contract breaches or terminations; political uncertainty, including due to the ongoing military conflict in Ukraine; and the direct and indirect impacts of the ongoing COVID-19 pandemic on our business, results of operations and financial condition. If any or all of such forward-looking statements prove to be incorrect, our actual results could differ materially and adversely from those anticipated or implied by such statements. The foregoing sets forth many, but not all, of the factors that could cause actual results to differ from our expectations in any forward-looking statement. All such forward-looking statements speak only as of the date of this press release and are based on information available to Zealand Pharma as of the date of this release. We do not undertake to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. Information concerning pharmaceuticals (including compounds under development) contained within this material is not intended as advertising or medical advice.

Contacts

For Zealand Pharma:

Anna Krassowska, PhD (Investors & Media)
Vice President, Investor Relations & Corporate Communications
Zealand Pharma A/S
ank@zealandpharma.com

David Rosen (U.S. Media)
Argot Partners
media@zealandpharma.com

For Novo Nordisk:

Ambre Brown Morley (Media)
Novo Nordisk A/S
+45 3079 9289
abmo@novonordisk.com